SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*


PHI, Inc.

--------------------------------

(Name of Issuer)





NON-VOTING COMMON STOCK, PAR VALUE OF $0.10 PER SHARE
VOTING COMMON STOCK, PAR VALUE OF $0.10 PER SHARE

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(Title of Class of Securities)




69336T205
69336T106

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(CUSIP Number)



Christopher E. Olin
Alesia Asset Management LLC
22287 Mulholland Highway, Suite 180
Calabasas, CA 91302
(818) 458-8459


----------------------------------------

(Name, Address and Telephone Number of the Person

Authorized to Receive Notices and Communications)



December 3, 2018

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(Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement

on Schedule 13G to report the acquisition that is the

subject of this Schedule 13D, and is filing this

schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),

check the following box [ ].



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all

exhibits. See Section 240.13d-7 for other parties to whom

copies are to be sent.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the

Securities Exchange Act of 1934 or otherwise subject to the

liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)





CUSIP NO. 69336T205
	  69336T106



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1.       Names of Reporting Persons



         Alesia Value Fund LLC



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2.       Check the Appropriate Box                         (a)     [_]

         if a Member of a Group                            (b)     [X]



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3.       S.E.C. Use Only



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4.       Source of Funds

         WC


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5.       Check box if disclosure of legal proceedings

	 is required pursuant to items 2(d) or 2(e): [_]


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6.      Citizenship or Place of Organization



	California

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Number of Shares        (7)     Sole Voting Power          0

Beneficially            (8)     Shared Voting Power        88,940 shares
Owned by Each						   of Non-Voting
Reporting Person With:					   Common Stock

		        (9)     Sole Dispositive Power     0

		        (10)   	Shared Dispositive Power   88,940 shares
							   of Non-Voting
							   Common Stock



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11.     Aggregate Amount Beneficially Owned by Each Reporting Person



       88,940 shares of Non-Voting Common Stock

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12.    Check if the Aggregate Amount in Row (11) Excludes Certain

       Shares



       [_]

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13.    Percent of Class Represented by Amount in Row 11



       0.7% of the outstanding shares of Non-Voting Common Stock

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14.    Type of Reporting Person

       OO



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1.       Names of Reporting Persons



         Alesia Asset Management LLC



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2.       Check the Appropriate Box                         (a)     [_]

         if a Member of a Group                            (b)     [X]



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3.       S.E.C. Use Only



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4.       Source of Funds

         AF


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5.       Check box if disclosure of legal proceedings

	 is required pursuant to items 2(d) or 2(e): [_]


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6.      Citizenship or Place of Organization



	California

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Number of Shares        (7)     Sole Voting Power          0

Beneficially            (8)     Shared Voting Power        88,940 shares
Owned by Each						   of Non-Voting
Reporting Person With:					   Common Stock

		        (9)     Sole Dispositive Power     0

		        (10)   	Shared Dispositive Power   88,940 shares
							   of Non-Voting
							   Common Stock



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11.     Aggregate Amount Beneficially Owned by Each Reporting Person



       71,549 shares of Non-Voting Common Stock

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12.    Check if the Aggregate Amount in Row (11) Excludes Certain

       Shares



       [_]

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13.    Percent of Class Represented by Amount in Row 11



       0.7% of the outstanding shares of Non-Voting Common Stock

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14.    Type of Reporting Person

       IA



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1.       Names of Reporting Persons



         Alesia Investment Management LLC



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2.       Check the Appropriate Box                         (a)     [_]

         if a Member of a Group                            (b)     [X]



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3.       S.E.C. Use Only



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4.       Source of Funds

         OO


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5.       Check box if disclosure of legal proceedings

	 is required pursuant to items 2(d) or 2(e): [_]


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6.      Citizenship or Place of Organization



	California

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Number of Shares        (7)     Sole Voting Power          0

Beneficially            (8)     Shared Voting Power        385,892 shares
Owned by Each						   of Non-Voting
Reporting Person With:					   Common Stock

		        (9)     Sole Dispositive Power     0

		        (10)   	Shared Dispositive Power   385,892 shares
							   of Non-Voting
							   Common Stock




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11.     Aggregate Amount Beneficially Owned by Each Reporting Person



       385,892 shares of Non-Voting Common Stock
       (See Item 5)

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12.    Check if the Aggregate Amount in Row (11) Excludes Certain

       Shares



       [_]

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13.    Percent of Class Represented by Amount in Row 11



       3.0% of the outstanding shares of Non-Voting Common Stock


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14.    Type of Reporting Person

       IA



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1.       Names of Reporting Persons



         Christopher E. Olin



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2.       Check the Appropriate Box                         (a)     [_]

         if a Member of a Group                            (b)     [X]



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3.       S.E.C. Use Only



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4.       Source of Funds

         AF, PF


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5.       Check box if disclosure of legal proceedings

	 is required pursuant to items 2(d) or 2(e): [_]


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6.      Citizenship or Place of Organization



	United States of America

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Number of Shares        (7)     Sole Voting Power          16,453 shares
Beneficially						   of Non-Voting
Owned by Each						   Common Stock
Reporting Person With:	(8)     Shared Voting Power        474,832 shares
							   of Non-Voting
							   Common Stock

		        (9)     Sole Dispositive Power     16,453 shares
							   of Non-Voting
							   Common Stock

		        (10)   	Shared Dispositive Power   474,832 shares
							   of Non-Voting
							   Common Stock

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11.     Aggregate Amount Beneficially Owned by Each Reporting Person



       491,285 shares of Non-Voting Common Stock


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12.    Check if the Aggregate Amount in Row (11) Excludes Certain

       Shares



       [_]

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13.    Percent of Class Represented by Amount in Row 11



       3.8% of the outstanding shares of Non-Voting Common Stock

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14.    Type of Reporting Person

       IN



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Item 1. Security and Issuer.

This statement on Schedule 13D relates to shares of Voting Common Stock, par value $0.10 per share, and Non-Voting Common
Stock, par value $0.10 per share (collectively, the "Shares"), of PHI, Inc. (the "Issuer"). The address of the principal executive office of the Issuer is 2001 SE Evangeline Thruway, Lafayette, LA 70508.


Item 2. Identity and Background.

  a. This statement is filed by (i) Alesia Value Fund LLC ("AVF"), a California limited liability company; (ii) Alesia Asset Management LLC ("AAM"), a California limited liability company; (iii) Alesia Investment Management LLC ("AIM"), a California limited liability company; and (iv) Christopher E. Olin ("Olin").

  b. The principal business address for AVF, AAM, and Olin is 22287 Mulholland Hwy, Suite 180, Calabasas, CA 91302. The principal business office for AIM is 645 S. Catalina Ave, Pasadena, CA 91106.

  c. (i) AVF is engaged in the business of securities analysis and investment. AVF may seek to obtain majority or primary control, board representation or other significant influence over the businesses in which it holds an interest. (ii) The principal business of AAM is to act as the managing member of AVF. (iii) AIM is an investment advisor registered with the State of California. This statement relates to Shares held in the investment advisory accounts of AIM's clients. AIM may seek to obtain majority or primary control, board representation or other significant influence over the businesses in which its clients hold an interest. (iv) Olin is the managing member of both AAM and AIM.

  d. Not applicable.

  e. Not applicable.

  f. AVF, AAM, and AIM are organized under the laws of California. Olin is a citizen of the United States of America.


Item 3. Source and Amount of Funds or Other Consideration.

(i) The aggregate consideration paid for the 88,940 shares of Non-Voting Common Stock owned directly by AVF was $658,139.75, inclusive of brokerage commissions. The Shares owned by directly by AVF were acquired with the working capital of AVF. (ii) The aggregate consideration paid for the 385,892 shares of Non-Voting Common Stock purchased by AIM on behalf of its investment advisory clients was $3,350,670.14, inclusive of brokerage commissions. The Shares purchased by AIM were acquired with the investment capital of AIM's client accounts. (iii) The aggregate consideration paid for the 54,931 shares of Non-Voting Common Stock owned directly by Olin was $432,036.51, inclusive of brokerage commissions. The shares owned directly by Olin were purchased with personal funds.

The Reporting Persons may effect purchases of Shares through margin accounts maintained for them with brokers, who extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules, and such firms' credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may also be held in such margin accounts, it may not be possible to determine the amounts, if any, or margin used to purchase Shares.


Item 4. Purpose of Transaction.

The Reporting Persons purchased the Shares covered by this Schedule
13D based on the Reporting Persons' beliefs that the Shares, when purchased, were undervalued and presented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability or demand of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may increase or decrease their positions in the Issuer.

In light of the Issuer undertaking a strategic alternatives process and identifying several possible transactions that could resolve the Issuer's short-term indebtedness, the Reporting Persons and Mr.
Timothy Stabosz ("Stabosz") believe that the primary goal of their 13D group has been achieved. Additionally, given that the Reporting Persons continue to find the Shares to be an attractive investment opportunity, the Reporting Persons and Stabosz dissolved their 13D filing group and terminated their joint filing agreement on December 3, 2018 in order to avoid controlling over 10% of the Non-Voting Common Stock.

Other than as described in this Item 4, the Reporting Persons do not have any present plan or proposal that would related to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D. However, the Reporting Persons reserve the right to change their plans at any time, as they deem appropriate, in light of their ongoing evaluation of (a) their business and liquidity objectives,
(b) the Issuer's financial condition, business, operations, competitive position, prospects, and/or share price, (c) industry, economic, and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors. Without limiting the generality of the preceding sentence, the Reporting Persons reserve the right (subject to any applicable restrictions under law or contract) to at any time or from time to time encourage (through, without limitation, communications with directors, management, existing or prospective shareholders of the Issuer, existing or potential strategic partners, industry analysts, and other investment and financing professionals) the Issuer to consider or explore (A) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger, or (B) other changes to the Issuer's business or structure.

Item 5. Interest in Securities of the Issuer.

Based on the Issuer's quarterly report on Form 10-Q filed on November 9, 2018, there were 12,914,011 shares of Non-Voting Common Stock and 2,905,757 shares of Voting Common Stock outstanding as of October 31, 2018.

  A. AVF directly owns 88,940 shares of Non-Voting Common Stock, constituting 0.7% of the outstanding Non-Voting Common Stock. AVF has shared voting and dispositional power for 88,940 shares of Non-Voting Common Stock.

  B. AAM is the managing member of AVF and may be deemed to be the beneficial owner of the 88,940 shares of Non-Voting Common Stock owned by AVF. This ownership constitutes 0.7% of the outstanding Non-Voting Common Stock. AAM has shared voting and dispositional power for 88,940 shares of Non-Voting Common Stock.

  C. Investment advisory clients of AIM directly own 385,892 shares of Non-Voting Common Stock. These shares represent 3.0% of the outstanding Non-Voting Common Stock. AIM has shared voting and dispositional power for 385,892 of Non-Voting Common Stock. For the investment advisory accounts of AIM's clients that hold Shares, persons other than AIM have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the Shares. No individual client of AIM is known to hold more than five percent of either class of the Issuer's Common Stock. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, AIM hereby declares that nothing in this schedule shall be construed as an admission that AIM is, for purposes of Section 13(d) or 13(g) of Securities Exchange Act, the beneficiary of the securities covered by this schedule.

  D. Olin is the sole managing member of AAM and AIM. Olin therefore has shared voting and dispositional power over 474,832 shares of Non-Voting Common Stock. These shares represent 3.7% of the Issuer's outstanding Non-Voting Common Stock. Olin owns directly 54,931 shares of Non-Voting Common Stock. These shares represent 0.4% of the Issuer's Non-Voting Common Stock outstanding. Olin shares voting and dispositional power with AIM for 38,478 shares of Non-Voting Common Stock (0.3% of the outstanding Non-Voting Common Stock) and has sole voting and dispositional power over 16,453 shares of Non-Voting Common Stock, representing 0.1% of the outstanding shares of the Issuer's Non-Voting Common Stock.

  E. Transactions in the Shares by the Reporting Persons over the past 60 days are set forth in an attached exhibit and are incorporated herein by reference. Transactions reported in the exhibit have been aggregated by transaction date. The specific prices of individual transactions will be made available to the Commission, the Issuer, or any shareholder upon request.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

AIM holds powers of disposition and voting with respect to shares owned by its investment advisory clients pursuant to certain advisory agreements entered into between AIM and its clients.


Item 7. Material to be Filed as Exhibits.

Exhibit No.		Description

Ex. 1			Transactions in the Shares by the Reporting
			Person


SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.







Date: December 3, 2018

Alesia Value Fund LLC
By: Alesia Asset Management LLC
its managing member


/s/ Christopher E. Olin
-------------------------------
Name: Christopher E. Olin
Title: Managing Member
Alesia Asset Management LLC


/s/ Christopher E. Olin
-------------------------------
Name: Christopher E. Olin
Title: Managing Member
Alesia Investment Management LLC


/s/ Christopher E. Olin
-------------------------------
Christopher E. Olin, individually